UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2013
GRUPO TELEVISA, S.A.B.

STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
10000000	TOTAL ASSETS	164,281,333	165,066,177
11000000	CURRENT ASSETS	51,416,104	54,637,754
11010000	CASH AND CASH EQUIVALENTS	18,506,882	19,063,325
11020000	SHORT-TERM INVESTMENTS	5,346,186	5,317,296
11020010	FINANCIAL INSTRUMENTS AVAILABLE FOR SALE	0	0
11020020	FINANCIAL INSTRUMENTS FOR NEGOTIATION	0	0
11020030	FINANCIAL INSTRUMENTS HELD TO MATURITY	5,346,186	5,317,296
11030000	CUSTOMER (NET)	14,720,645	18,982,277
11030010	CUSTOMER	16,953,825	21,168,000
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-2,233,180	-2,185,723
11040000	OTHER ACCOUNTS RECEIVABLE (NET)	4,261,154	3,912,425
11040010	OTHER ACCOUNTS RECEIVABLE	4,379,482	4,049,003
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-118,328	-136,578
11050000	INVENTORIES	1,569,778	1,508,581
11051000	BIOLOGICAL ASSETS CURRENT	0	0
11060000	OTHER CURRENT ASSETS	7,011,459	5,853,850
11060010	ADVANCE PAYMENTS	1,844,525	1,173,095
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	871	2,373
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSING	0	0
11060060	OTHER	5,166,063	4,678,382
12000000	NON-CURRENT ASSETS	112,865,229	110,428,423
12010000	ACCOUNTS RECEIVABLE (NET)	331,786	334,775
12020000	INVESTMENTS	42,494,325	42,978,939
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	22,099,201	22,111,315
12020020	HELD-TO-MATURITY DEBT SECURITIES	562,509	388,504
12020030	OTHER AVAILABLE- FOR- SALE INVESTMENTS	3,062,841	2,986,933
12020040	OTHER	16,769,774	17,492,187
12030000	PROPERTY, PLANT AND EQUIPMENT (NET)	48,234,875	48,363,191
12030010	BUILDINGS	14,776,686	15,768,919
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	66,863,574	64,893,812
12030030	OTHER EQUIPMENT	7,361,031	7,196,398
12030040	ACCUMULATED DEPRECIATION	-44,358,512	-43,392,016
12030050	CONSTRUCTION IN PROGRESS	3,592,096	3,896,078
12040000	INVESTMENT PROPERTIES	0	0
12050000	NON-CURRENT BIOLOGICAL ASSETS	0	0
12060000	INTANGIBLE ASSETS (NET)	11,205,656	11,126,791
12060010	GOODWILL	2,671,660	2,571,632
12060020	TRADEMARKS	1,759,079	1,759,256
12060030	RIGHTS AND LICENSING	919,433	855,718
12060031	CONCESSIONS	3,655,985	3,655,985
12060040	OTHER	2,199,499	2,284,200
12070000	DEFERRED TAX ASSETS	2,535,520	1,073,888
12080000	OTHER NON-CURRENT ASSETS	8,063,067	6,550,839
12080001	ADVANCE PAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	5,814	12,627
12080020	EMPLOYEE BENEFITS	0	0
12080021	ASSETS AVAILABLE FOR SALE	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED ASSETS (NET)	0	0
12080050	OTHER	8,057,253	6,538,212
20000000	TOTAL LIABILITIES	94,309,011	96,531,574
21000000	CURRENT LIABILITIES	34,434,272	36,245,637
21010000	BANK LOANS	269,760	225,000
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER INTEREST BEARING LIABILITIES	597,071	589,257
21040000	SUPPLIERS	8,954,038	8,594,138
21050000	TAXES PAYABLE	1,123,634	1,355,818
21050010	INCOME TAXES PAYABLE	339,453	512,593
21050020	OTHER TAXES PAYABLE	784,181	843,225
21060000	OTHER CURRENT LIABILITIES	23,489,769	25,481,424
21060010	INTEREST PAYABLE	774,417	741,819
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	2,762	1,176
21060030	DEFERRED INCOME	18,948,811	21,215,862
21060050	EMPLOYEE BENEFITS	385,770	301,800
21060060	PROVISIONS	213,241	213,793
21060061	LIABILITIES RELATED TO CURRENT AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	3,164,768	3,006,974
22000000	NON-CURRENT LIABILITIES	59,874,739	60,285,937
22010000	BANK LOANS	13,133,666	13,200,464
22020000	STOCK MARKET LOANS	38,412,389	39,415,955
22030000	OTHER INTEREST BEARING LIABILITIES	4,311,088	4,531,893
22040000	DEFERRED TAX LIABILITIES	0	0
22050000	OTHER NON-CURRENT LIABILITIES	4,017,596	3,137,625
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	410,535	351,586
22050020	DEFERRED INCOME	769,301	769,301
22050040	EMPLOYEE BENEFITS	171,244	38,852
22050050	PROVISIONS	59,474	59,793
22050051	LIABILITIES RELATED TO NON-CURRENT AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	2,607,042	1,918,093
30000000	STOCKHOLDERS' EQUITY	69,972,322	68,534,603
30010000	CONTROLLING INTEREST	61,635,199	60,644,005
30030000	SOCIAL CAPITAL	4,978,126	4,978,126
30040000	SHARES REPURCHASED	-13,029,771	-13,103,223
30050000	PREMIUM ON ISSUANCE OF SHARES	15,889,819	15,889,819
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CAPITAL CONTRIBUTED	0	0
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	52,089,992	51,073,399
30080010	LEGAL RESERVE	2,139,007	2,139,007
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	53,265,723	44,606,901
30080040	NET INCOME FOR THE YEAR	1,069,667	8,760,637
30080050	OTHER	-4,384,405	-4,433,146
30090000	OTHER ACCUMULATED COMPREHENSIVE RESULTS (NET OF TAX)	1,707,033	1,805,884
30090010	EARNINGS PER PROPERTY REASSESSMENT	0	0
30090020	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	-69,792	-69,792
30090030	RESULT FOR FOREIGN CURRENCY CONVERSION	-193,663	-24,555
30090040	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	605,903	485,231
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-182,333	-157,252
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	1,361,736	1,411,651
30090070	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	185,182	160,601
30090080	OTHER COMPREHENSIVE RESULT	0	0
30020000	NON-CONTROLLING INTEREST	8,337,123	7,890,598

DATA INFORMATION
AS OF MARCH 31, 2013 AND DECEMBER 31, 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	END OF PREVIOUS YEAR
		AMOUNT	AMOUNT
91000010	FOREIGN CURRENCY LIABILITIES SHORT-TERM	5,213,225	5,325,977
91000020	FOREIGN CURRENCY LIABILITIES LONG-TERM	29,498,547	30,263,345
91000030	CAPITAL STOCK NOMINAL	2,494,410	2,494,410
91000040	RESTATEMENT OF CAPITAL STOCK	2,483,716	2,483,716
91000050	PENSIONS AND SENIORITY PREMIUMS	1,916,477	1,905,699
91000060	NUMBER OF EXECUTIVES (*)	43	41
91000070	NUMBER OF EMPLOYEES (*)	30,105	28,558
91000080	NUMBER OF WORKERS (*)	0	0
91000090	NUMBER OF OUTSTANDING SHARES (*)	333,462,769,887	333,897,940,506
91000100	NUMBER OF REPURCHASED SHARES (*)	28,967,117,244	28,531,946,625
91000110	RESTRICTED CASH (1)	0	0
91000120	DEBT OF NON-CONSOLIDATED COMPANIES GUARANTEED	0	0

(1) THIS CONCEPT MUST BE COMPLETED WHEN GUARANTEES HAVE BEEN PROVIDED AFFECTING CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40010000	NET INCOME	15,519,509	15,519,509	15,156,647	15,156,647
40010010	SERVICES	11,784,200	11,784,200	11,758,059	11,758,059
40010020	SALE OF GOODS	512,053	512,053	488,308	488,308
40010030	INTEREST	0	0	0	0
40010040	ROYALTIES	1,102,625	1,102,625	1,123,171	1,123,171
40010050	DIVIDENDS	0	0	0	0
40010060	LEASE	2,120,631	2,120,631	1,787,109	1,787,109
40010061	CONSTRUCTION	0	0	0	0
40010070	OTHER	0	0	0	0
40020000	COST OF SALES	8,988,116	8,988,116	8,668,493	8,668,493
40021000	GROSS PROFIT (LOSS)	6,531,393	6,531,393	6,488,154	6,488,154
40030000	GENERAL EXPENSES	3,475,354	3,475,354	3,166,424	3,166,424
40040000	INCOME (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET	3,056,039	3,056,039	3,321,730	3,321,730
40050000	OTHER INCOME AND (EXPENSE), NET	334,220	334,220	-37,736	-37,736
40060000	OPERATING INCOME (LOSS)	3,390,259	3,390,259	3,283,994	3,283,994
40070000	FINANCE INCOME	349,212	349,212	625,893	625,893
40070010	INTEREST INCOME	301,860	301,860	283,910	283,910
40070020	FOREIGN EXCHANGE GAIN, NET	47,352	47,352	341,983	341,983
40070030	DERIVATIVES GAIN, NET	0	0	0	0
40070040	EARNINGS PER CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER	0	0	0	0
40080000	FINANCE EXPENSE	1,188,703	1,188,703	1,202,111	1,202,111
40080010	INTEREST EXPENSE	1,104,522	1,104,522	1,084,553	1,084,553
40080020	FOREIGN EXCHANGE LOSS, NET	0	0	0	0
40080030	DERIVATIVES LOSS, NET	84,181	84,181	117,558	117,558
40080050	LOSS PER CHANGES IN FAIR VALUE CHANGE IN FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER	0	0	0	0
40090000	FINANCE INCOME (EXPENSE) NET	-839,491	-839,491	-576,218	-576,218
40100000	PARTICIPATION IN THE RESULTS OF ASSOCIATES AND JOINT VENTURES	-261,539	-261,539	9,135	9,135
40110000	INCOME (LOSS) BEFORE INCOME TAXES	2,289,229	2,289,229	2,716,911	2,716,911
40120000	INCOME TAXES	756,075	756,075	762,163	762,163
40120010	INCOME TAX, CURRENT	2,237,710	2,237,710	804,877	804,877
40120020	INCOME TAX, DEFERRED	-1,481,635	-1,481,635	-42,714	-42,714
40130000	INCOME (LOSS) FROM CONTINUING OPERATIONS	1,533,154	1,533,154	1,954,748	1,954,748
40140000	INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET	0	0	0	0
40150000	NET INCOME (LOSS)	1,533,154	1,533,154	1,954,748	1,954,748
40160000	NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	463,487	463,487	448,826	448,826
40170000	NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	1,069,667	1,069,667	1,505,922	1,505,922

40180000	NET INCOME (LOSS) PER BASIC SHARE	0.38	0.38	0.53	0.53
40190000	NET INCOME (LOSS) PER DILUTED SHARE	0.35	0.35	0.49	0.49

STATEMENTS OF COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME (NET OF INCOME TAXES)
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
40200000	NET INCOME (LOSS)	1,533,154	1,533,154	1,954,748	1,954,748
	ITEMS THAT MAY NOT BE RECLASSIFIED INTO RESULTS
40210000	EARNINGS PER PROPERTY REASSESSMENT	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FOR LABOR OBLIGATIONS	0	0	0	0
40220100	PARTICIPATION IN RESULTS FOR REVALUATION OF PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	ITEMS THAT MAY BE SUBSEQUENTLY RECLASSIFIED INTO RESULTS
40230000	RESULT FOR FOREIGN CURRENCY CONVERSION	-166,179	-166,179	-178,831	-178,831
40240000	CHANGES IN THE VALUATION OF AVAILABLE FOR SALE FINANCIAL ASSETS	120,672	120,672	116,776	116,776
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-25,081	-25,081	-73,944	-73,944
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	-49,915	-49,915	-545,569	-545,569
40270000	PARTICIPATION IN OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	24,581	24,581	61,987	61,987
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	-95,922	-95,922	-619,581	-619,581

40300000	COMPREHENSIVE INCOME (LOSS)	1,437,232	1,437,232	1,335,167	1,335,167
40320000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	466,416	466,416	447,920	447,920
40310000	COMPREHENSIVE (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	970,816	970,816	887,247	887,247

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		CUMULATIVE	QUARTER	CUMULATIVE	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	2,358,865	2,358,865	2,030,246	2,030,246
92000020	EMPLOYEES' PROFIT SHARING, CURRENT	3,831	3,831	3,193	3,1933

STATEMENTS OF COMPREHENSIVE INCOME
DATA INFORMATION (TWELVE MONTHS)
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	YEAR
		CURRENT	PREVIOUS
92000030	NET INCOME (**)	69,653,271	64,538,575
92000040	OPERATING INCOME (LOSS) (**)	18,245,818	17,005,942
92000050	CONTROLLING INTEREST NET INCOME (LOSS) (**)	8,324,382	7,391,438
92000060	NET INCOME (LOSS) (**)	9,647,574	8,780,846
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	8,802,859	7,633,409

(**) INFORMATION FOR THE LAST TWELVE MONTHS

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
OPERATING ACTIVITIES
50010000	INCOME (LOSS) BEFORE INCOME TAXES	2,289,229	2,716,911
50020000	+ (-) ITEMS NOT REQUIRING CASH	194,907	215,189
50020010	+ ESTIMATES FOR THE PERIOD	161,843	169,808
50020020	+ PROVISIONS FOR THE PERIOD	0	0
50020030	+ (-) OTHER UNREALIZED ITEMS	33,064	45,381
50030000	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	3,460,201	3,802,950
50030010	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	2,358,865	2,030,246
50030020	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	31,346	1,383
50030030	+ (-) LOSS (REVERSION) IMPAIRMENT	0	0
50030040	(-) + EQUITY IN RESULTS OF AFFILIATES AND JOINT VENTURES	261,539	(9,135)
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST INCOME	(9,566)	(73,014)
50030070	(-) FOREIGN EXCHANGE FLUCTUATION	782,379	1,777,174
50030080	(-) + OTHER ITEMS	35,638	76,296
50040000	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	185,972	(933,017)
50040010	(+) ACCRUED INTEREST	1,104,522	1,084,553
50040020	(+) FOREIGN EXCHANGE FLUCTUATION	(1,124,923)	(2,293,997)
50040030	(+) DERIVATIVE FINANCIAL TRANSACTIONS	84,181	117,559
50040040	+ (-) OTHER ITEMS	122,192	158,868
50050000	CASH FLOW BEFORE INCOME TAX	6,130,309	5,802,033
50060000	CASH FLOWS PROVIDED OR USED IN OPERATION	(2,585,146)	(830,620)
50060010	+ (-) DECREASE (INCREASE) IN CUSTOMERS	4,065,567	2,997,698
50060020	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,986,622)	(570,814)
50060030	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLES AND OTHER ASSETS	(1,566,695)	83,095
50060040	+ (-) INCREASE (DECREASE) IN SUPPLIERS	380,740	(52,473)
50060050	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,385,320)	(1,643,459)
50060060	+ (-) INCOME TAXES PAID OR RETURNED	(2,092,816)	(1,644,667)
50070000	NET CASH FLOWS FROM OPERATING ACTIVITIES	3,545,163	4,971,413
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM INVESTING ACTIVITIES	(2,895,838)	(1,789,067)
50080010	(-) PERMANENT INVESTMENTS IN SHARES	(333,013)	(47,435)
50080020	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(2,247,328)	(1,965,455)
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	41,496	48,936
50080050	(-) TEMPORARY INVESTMENTS	(435,482)	(143,514)
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	143,248	416,470
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	(138,188)	(94,571)
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) BUSINESS ACQUISITIONS	0	0
50080100	+ BUSINESS DISPOSITIONS	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+ (-) DECREASE (INCREASE) IN ADVANCES AND LOANS TO THIRD PARTIES	0	0
50080140	+ (-) OTHER ITEMS	73,429	(3,498)
FINANCING ACTIVITIES
50090000	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,179,599)	(1,077,810)
50090010	+ BANK FINANCING	0	200,000
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTIZATION	(22,830)	0
50090050	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
50090060	(-) OTHER FINANCING AMORTIZATION	(47,661)	(109,936)
50090070	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	(1,055,898)	(1,071,202)
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	+ (-) OTHER ITEMS	(53,210)	(96,672)
50100000	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(530,274)	2,104,536
50110000	CHANGES IN THE VALUE OF CASH AND CASH EQUIVALENTS	(26,169)	(50,900)
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,063,325	16,275,924
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,506,882	18,329,560

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	ADDITIONAL PAID-IN CAPITAL	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS OR ACCUMULATED LOSSES		ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONTROLLING INTEREST	NON-CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1, 2012	5,040,808	-15,971,710	15,889,819	0	0	2,139,007	43,353,617	1,323,202	51,774,743	7,314,632	59,089,375

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	0	0	0	0	0

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-91,029	-91,029

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-155,855	0	0	0	0	0	0	-155,855	0	-155,855

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	186,374	0	0	0	0	128,349	0	314,723	6,432	321,155

COMPREHENSIVE INCOME	0	0	0	0	0	0	1,505,922	-618,675	887,247	447,920	1,335,167

BALANCE AT MARCH 31, 2012	5,040,808	-15,941,191	15,889,819	0	0	2,139,007	44,987,888	704,527	52,820,858	7,677,955	60,498,813
BALANCE AT JANUARY 1, 2013	4,978,126	-13,103,223	15,889,819	0	0	2,139,007	48,934,392	1,805,884	60,644,005	7,890,598	68,534,603

RETROSPECTIVE ADJUSTMENT	0	0	0	0	0	0	-101,815	0	-101,815	-1,087	-102,902

APPLICATION OF OTHER COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0

ESTABLISHMENT OF RESERVES	0	0	0	0	0	0	0	0	0	0	0

DIVIDENDS DECLARED	0	0	0	0	0	0	0	0	0	-18,854	-18,854

(DECREASE) INCREASE OF CAPITAL	0	0	0	0	0	0	0	0	0	0	0

REPURCHASE OF SHARES	0	-18,344	0	0	0	0	0	0	-18,344	0	-18,344

(DECREASE) INCREASE IN ADDITIONAL PAID-IN CAPITAL	0	0	0	0	0	0	0	0	0	0	0

(DECREASE) INCREASE IN NON-CONTROLLING INTEREST	0	0	0	0	0	0	0	0	0	0	0

OTHER	0	91,796	0	0	0	0	48,741	0	140,537	50	140,587

COMPREHENSIVE INCOME	0	0	0	0	0	0	1,069,667	-98,851	970,816	466,416	1,437,232

BALANCE AT MARCH 31, 2013	4,978,126	-13,029,771	15,889,819	0	0	2,139,007	49,950,985	1,707,033	61,635,199	8,337,123	69,972,322

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED
Final Printing

MEXICO CITY, D.F., APRIL 25, 2013—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FIRST-QUARTER 2013. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

THE FOLLOWING INFORMATION FROM THE CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED MARCH 31, 2013 AND 2012 IS PRESENTED IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE CHANGE WHEN COMPARING 2013 WITH 2012:

NET SALES

NET SALES INCREASED 2.4% TO PS.15,519.5 MILLION IN FIRST-QUARTER 2013 COMPARED WITH PS.15,156.6 MILLION IN FIRST-QUARTER 2012. THIS INCREASE WAS MAINLY ATTRIBUTABLE TO REVENUE GROWTH IN CABLE AND TELECOM, AND SKY SEGMENTS, PARTIALLY COMPENSATED BY A DECREASE IN CONTENT NET SALES. OPERATING SEGMENT INCOME INCREASED 0.7%, REACHING PS.5,675.9 MILLION WITH A MARGIN OF 35.9% IN FIRST-QUARTER 2013 COMPARED WITH PS.5,639.1 MILLION WITH A MARGIN OF 36.5% IN FIRST-QUARTER 2012.

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY

NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY DECREASED TO PS.1,069.7  MILLION IN  FIRST-QUARTER 2013 COMPARED WITH PS.1,505.9 MILLION IN FIRST-QUARTER 2012. THE NET DECREASE OF PS.436.2 MILLION REFLECTED PRIMARILY I) A PS.265.7 MILLION DECREASE IN INCOME BEFORE OTHER INCOME (EXPENSE), NET, MAINLY AS THE RESULT OF AN INCREASE IN DEPRECIATION AND AMORTIZATION EXPENSES; II) A PS.263.3 MILLION INCREASE IN FINANCE EXPENSE, NET, REFLECTING A SMALLER APPRECIATION OF THE PESO DURING FIRST-QUARTER 2013 WHEN COMPARED WITH THE APPRECIATION OF THE PESO IN FIRST-QUARTER 2012; AND III) A PS.270.6 MILLION CHANGE IN SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A PS.372.0 MILLION INCREASE IN OTHER INCOME, NET.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER CONSOLIDATED RESULTS ENDED MARCH 31, 2013 AND 2012 FOR EACH OF OUR BUSINESS SEGMENTS. CONSOLIDATED RESULTS FOR 2013 AND 2012 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

CONTENT

FIRST-QUARTER SALES DECREASED 1.9% TO PS.6,348.1 MILLION COMPARED WITH PS.6,470.1 MILLION IN FIRST-QUARTER 2012.

ADVERTISING REVENUE DECREASED BY 7.2% TO PS.4,207.7 MILLION COMPARED WITH PS.4,533.1 MILLION IN FIRST-QUARTER 2012. FIRST-QUARTER 2013 RESULTS ARE NOT DIRECTLY COMPARABLE TO THOSE IN FIRST-QUARTER 2012 PRIMARILY AS A RESULT OF THE FACT THAT EASTER WEEK, WHICH IS A PERIOD OF SOFT ADVERTISING SALES, TOOK PLACE DURING SECOND-QUARTER 2012, WHEREAS IN 2013 IT TOOK PLACE IN THE FIRST-QUARTER. ALSO, ADVERTISING SALES TO LOCAL AND FEDERAL GOVERNMENT ENTITIES WERE VERY WEAK.

NEVERTHELESS, IN SPITE OF THE CHALLENGING COMPARISON, OUR ADVERTISING BUSINESS EXPERIENCED REVENUE GROWTH WITH CERTAIN KEY CATEGORIES, INCLUDING PERSONAL CARE, AUTOMOTIVE, BEVERAGES, AND OTHER NON-DURABLE CONSUMER GOODS CATEGORIES.

FIRST-QUARTER NETWORK SUBSCRIPTION REVENUE INCREASED BY 17.3% TO PS.870.9 MILLION COMPARED WITH PS.742.7 MILLION IN FIRST-QUARTER 2012. THE GROWTH WAS DRIVEN MAINLY BY THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS, MOSTLY IN MEXICO. DURING THE QUARTER, TELEVISA CONTINUED TO PRODUCE AND TRANSMIT MANY OF THE LEADING PAY-TV NETWORKS IN MEXICO IN KEY CATEGORIES, INCLUDING GENERAL ENTERTAINMENT, MUSIC AND LIFESTYLE, AND MOVIES.

FIRST-QUARTER LICENSING AND SYNDICATION REVENUE INCREASED BY 6.3% TO PS.1,269.5 MILLION COMPARED WITH PS.1,194.3 MILLION IN FIRST-QUARTER 2012. THE INCREASE IS EXPLAINED MAINLY BY I) AN INCREASE OF 7.2% IN ROYALTIES FROM UNIVISION, TO US$57.3 MILLION IN FIRST-QUARTER 2013 FROM US$53.5 MILLION IN FIRST-QUARTER 2012; II) AN INCREASE IN SALES TO THE REST OF THE WORLD; AND III) AN INCREASE IN REVENUES FROM THE COPRODUCTION OF PROGRAMMING AROUND THE WORLD.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 8.4% TO PS.2,378.6 MILLION COMPARED WITH PS.2,597.6 MILLION IN FIRST-QUARTER 2012. THE MARGIN WAS 37.5%. THE DECREASE IS EXPLAINED BY LOWER ADVERTISING REVENUES. THIS EFFECT WAS PARTIALLY OFFSET BY LOWER AMORTIZATION COSTS OF FEATURE FILMS AND TV SERIES.

PUBLISHING

FIRST-QUARTER SALES DECREASED 4.2% TO PS.666.5 MILLION COMPARED WITH PS.695.6 MILLION IN FIRST-QUARTER 2012. THE DECREASE IS EXPLAINED BY LOWER ADVERTISING REVENUES IN MEXICO AND A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES. THESE NEGATIVE EFFECTS WERE PARTIALLY OFFSET BY HIGHER CIRCULATION REVENUE IN MEXICO AND ABROAD. SALES OUTSIDE MEXICO REPRESENTED 63.6% OF THE SEGMENT COMPARED WITH 62.3% IN THE SAME QUARTER OF 2012.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 95.5% TO PS.1.5 MILLION COMPARED WITH PS.33.4 MILLION IN FIRST-QUARTER 2012, AND THE MARGIN WAS 0.2%. THIS DECREASE REFLECTS LOWER SALES AND HIGHER PERSONNEL COSTS AND MARKETING EXPENSES, PARTIALLY OFFSET BY LOWER PAPER, PRINTING AND EDITING COSTS AND A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES.

SKY

FIRST-QUARTER SALES INCREASED BY 13.0% TO PS.3,826.8 MILLION COMPARED WITH PS.3,386.7 MILLION IN FIRST-QUARTER 2012. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF NET ACTIVE SUBSCRIBER INCREASED BY 259,567 DURING THE QUARTER TO 5,413,012  AS OF MARCH 31, 2013, COMPARED WITH 4,283,605 AS OF MARCH 31, 2012. SKY ENDED THE QUARTER WITH 191,481 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 12.5% TO PS.1,768.5 MILLION COMPARED WITH PS.1,571.8 MILLION IN FIRST-QUARTER 2012, AND THE MARGIN WAS 46.2%. THESE RESULTS REFLECT AN INCREASE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER COSTS AND EXPENSES INHERENT TO THE GROWTH IN THE SUBSCRIBER BASE, MAINLY IN THE LOW-COST PACKAGES.

CABLE AND TELECOM

FIRST-QUARTER SALES INCREASED 5.4% TO PS.3,976.5 MILLION COMPARED WITH PS.3,771.1 MILLION IN FIRST-QUARTER 2012. EXCLUDING BESTEL, FIRST-QUARTER SALES IN THE AGGREGATE FOR THE THREE CABLE COMPANIES INCREASED 10.0%. VOICE AND DATA REVENUE GENERATING UNITS, OR RGUS, CONTINUE TO BE THE MAIN DRIVERS OF GROWTH, GROWING 14.8% AND 21.4% COMPARED WITH FIRST-QUARTER 2012, RESPECTIVELY, AND VIDEO RGUS GREW 6.6%. BESTEL REVENUES DECREASED 12.5% COMPARED WITH FIRST-QUARTER 2012 AS A RESULT OF LOWER LONG DISTANCE AND MANAGED SERVICES SALES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE SUBSIDIARIES AS OF MARCH 31, 2013:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2013 AMOUNTED TO 802,552, 542,425 AND 337,562 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2013 AMOUNTED TO 1,159,294, 602,128 AND 313,461 SUBSCRIBERS, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND VOICE AS OF MARCH 31, 2013 AMOUNTED TO 402,413, 240,132 AND 133,859 SUBSCRIBERS, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF MARCH 31, 2013 AMOUNTED TO 1,682,539, 2,074,883 AND 776,404, RESPECTIVELY.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 6.6% TO PS.1,417.9 MILLION COMPARED WITH PS.1,330.5 MILLION IN FIRST-QUARTER 2012, AND THE MARGIN INCREASED TO 35.7%. EXCLUDING BESTEL, FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 9.3%, AND THE MARGIN REACHED 38.2%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CUSTOMER BASE OF CABLE PLATFORMS THAT WAS PARTIALLY OFFSET BY HIGHER PERSONNEL, MARKETING, TECHNICAL SUPPORT, AND LEASING COSTS.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:  THE REVENUES FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,326.3 MILLION, PS.1,444.9 MILLION, PS.639.5 MILLION AND PS.672.0 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME FOR THE QUARTER OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.525.6 MILLION, PS.503.6 MILLION, PS.274.9 MILLION AND PS.177.3 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.106.2 MILLION IN REVENUES, NOR PS.63.5 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

FIRST-QUARTER SALES DECREASED 10.9% TO PS.995.1 MILLION COMPARED WITH PS.1,117.0 MILLION IN FIRST-QUARTER 2012. THIS DECREASE IS EXPLAINED MAINLY BY I) A DECREASE IN THE REVENUES OF OUR SOCCER BUSINESS DUE TO THE SALE OF CLUB SAN LUIS IN 2012; AND II) A DECREASE IN THE REVENUES OF OUR PUBLISHING DISTRIBUTION BUSINESS DUE TO THE TERMINATION OF OUR CHILE OPERATION IN APRIL, 2012.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 3.4% TO PS.109.4 MILLION COMPARED WITH PS.105.8 MILLION IN FIRST-QUARTER 2012, MAINLY REFLECTING HIGHER PROFITABILITY IN THE SOCCER, GAMING, AND FEATURE-FILM DISTRIBUTION BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FIRST-QUARTER 2013 AND 2012 AMOUNTED TO PS.293.5 MILLION AND PS.283.9 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN FIRST-QUARTER 2013 AND 2012 AMOUNTED TO PS.123.2 MILLION AND PS.159.8 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE CONDITIONALLY SOLD TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

OTHER INCOME (EXPENSE), NET

OTHER INCOME, NET, INCREASED BY PS.372.0 MILLION TO PS.334.3 MILLION IN FIRST-QUARTER 2013, COMPARED WITH OTHER EXPENSE, NET, OF PS.37.7 MILLION IN FIRST-QUARTER 2012. DURING THE QUARTER, WE RECEIVED US$30 MILLION FROM UNIVISION RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY US IN THE UNITED STATES.

NON-OPERATING RESULTS

FINANCE EXPENSE, NET

THE FOLLOWING INFORMATION SETS FORTH THE FINANCE EXPENSE OR (INCOME), NET, STATED IN MILLIONS OF MEXICAN PESOS FOR THE QUARTERS ENDED MARCH 31, 2013 AND 2012:

THE FINANCE EXPENSE, NET, INCREASED BY PS.263.3 MILLION, OR 45.7%, TO PS.839.5 MILLION FOR FIRST-QUARTER 2013 FROM PS.576.2 MILLION FOR FIRST-QUARTER 2012. THIS INCREASE REFLECTED PRIMARILY I) A PS.294.7 MILLION DECREASE IN FOREIGN EXCHANGE GAIN TO PS.47.3 MILLION IN FIRST-QUARTER 2013 COMPARED WITH PS.342.0 MILLION IN FIRST-QUARTER 2012, RESULTING PRIMARILY FROM THE FAVORABLE EFFECT OF A 4.0% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR ON OUR AVERAGE NET UNHEDGED US DOLLAR LIABILITY POSITION IN FIRST-QUARTER 2013 COMPARED WITH AN 8.4% APPRECIATION IN FIRST-QUARTER 2012; AND II) A PS.20.0 MILLION INCREASE IN INTEREST EXPENSE TO PS.1,104.5 MILLION IN FIRST-QUARTER 2013 COMPARED WITH PS.1,084.5 MILLION IN FIRST-QUARTER 2012, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF DEBT AND FINANCE LEASE OBLIGATIONS IN FIRST-QUARTER 2013. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.18.0 MILLION INCREASE IN INTEREST INCOME TO PS.301.9 MILLION IN FIRST-QUARTER 2013 COMPARED WITH PS.283.9 MILLION IN FIRST-QUARTER 2012, EXPLAINED PRIMARILY BY A HIGHER AVERAGE AMOUNT OF CASH AND CASH EQUIVALENTS IN FIRST-QUARTER 2013; AND II) A PS.33.4 MILLION DECREASE IN OTHER FINANCE EXPENSE, NET,  TO PS.84.2 MILLION IN FIRST-QUARTER 2013 COMPARED WITH PS.117.6 MILLION IN FIRST-QUARTER 2012, RESULTING PRIMARILY FROM A LOWER LOSS IN DERIVATIVE FINANCIAL INSTRUMENTS.

SHARE OF LOSS OR INCOME OF JOINT VENTURES AND ASSOCIATES, NET

SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES, NET, INCREASED BY PS.270.6 MILLION TO PS.261.5 MILLION IN FIRST-QUARTER 2013 FROM A SHARE OF INCOME OF JOINT VENTURES AND ASSOCIATES, NET, OF PS.9.1 MILLION IN FIRST-QUARTER 2012. THIS INCREASE REFLECTED MAINLY OUR SHARE OF LOSS OF GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE PARENT COMPANY OF IUSACELL, IN THE AMOUNT OF PS.217.7 MILLION.

INCOME TAXES

INCOME TAXES DECREASED BY PS.6.1 MILLION TO PS.756.1 MILLION IN FIRST-QUARTER 2013 COMPARED WITH PS.762.2 MILLION IN FIRST-QUARTER 2012. THIS DECREASE REFLECTED PRIMARILY A LOWER INCOME TAX BASE.

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS INCREASED BY PS.14.7 MILLION, OR 3.3%, TO PS.463.5 MILLION IN FIRST-QUARTER 2013, COMPARED WITH PS.448.8 MILLION IN FIRST-QUARTER 2012. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR CABLE AND TELECOM SEGMENT, WHICH WAS PARTIALLY OFFSET BY A LOWER PORTION OF NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS IN OUR SKY SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING FIRST-QUARTER 2013, WE INVESTED APPROXIMATELY US$177.7 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, COMPARED WITH APPROXIMATELY US$156.1 MILLION DURING FIRST-QUARTER 2012. THESE CAPITAL EXPENDITURES INCLUDE APPROXIMATELY US$95.3 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$72.0 MILLION FOR OUR SKY SEGMENT, AND US$10.4 MILLION FOR OUR CONTENT SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING FIRST-QUARTER  2013 INCLUDED APPROXIMATELY US$14.5 MILLION FOR CABLEVISIÓN, US$58.1  MILLION FOR CABLEMÁS, US$18.5 MILLION FOR TVI, AND US$4.2 MILLION FOR BESTEL.

IN FEBRUARY 2013, WE MADE A CAPITAL CONTRIBUTION IN CONNECTION WITH OUR 50% JOINT INTEREST IN GSF IN THE AMOUNT OF PS.260.0 MILLION.

DEBT AND FINANCE LEASE OBLIGATIONS

THE FOLLOWING INFORMATION SETS FORTH OUR TOTAL DEBT AND FINANCE LEASE OBLIGATIONS AS OF MARCH 31, 2013 AND DECEMBER 31, 2012. AMOUNTS ARE STATED IN MILLIONS OF MEXICAN PESOS:

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.51,965.9 MILLION AND PS.52,991.4 MILLION AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.419.8 MILLION AND PS.375.0 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD FINANCE LEASE OBLIGATIONS IN THE AMOUNT OF PS.4,758.2 MILLION AND PS.4,971.1 MILLION AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.447.1 MILLION  AND PS.439.2 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2013, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.24,487.4 MILLION. THE AGGREGATE AMOUNT OF NON-CURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF MARCH 31, 2013, AMOUNTED TO PS.3,625.4 MILLION.

ORDINARY DIVIDEND

ON APRIL 2, 2013, AT A GENERAL STOCKHOLDERS’ MEETING, OUR STOCKHOLDERS APPROVED THE PAYMENT OF AN ORDINARY DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,084.2 MILLION, EQUIVALENT TO PS.0.35 PER CPO, WHICH WILL BE PAID IN CASH IN MAY 2013.

SHARES OUTSTANDING

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, OUR SHARES OUTSTANDING AMOUNTED TO 333,462.8 MILLION AND 333,897.9 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,850.1 MILLION AND 2,853.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 570.0 MILLION AND 570.8 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELECOM AND ANTITRUST BILL

IN MARCH 2013, THE PRESIDENT OF MEXICO, JOINTLY WITH REPRESENTATIVES OF THE MAIN POLITICAL PARTIES, SUBMITTED THE TELECOM AND ANTITRUST BILL (THE “BILL”). AS OF THE DATE OF THIS RELEASE, THE BILL IS UNDER REVIEW BY THE HOUSE OF REPRESENTATIVES. THIS WILL BE FOLLOWED BY A REVIEW BY THE STATE LEGISLATURES OF MEXICO. ONCE APPROVED BY THE MAJORITY OF THE LEGISLATURES AND PUBLISHED BY THE PRESIDENT, THE BILL WILL BECOME EFFECTIVE. CONGRESS WILL HAVE TO PASS IMPLEMENTING LEGISLATION TO DETAIL MOST ASPECTS OF THE BILL WITHIN 180 CALENDAR DAYS FOLLOWING ITS EFFECTIVENESS, ALTHOUGH SOME PROVISIONS OF THE BILL WILL BECOME EFFECTIVE UPON ITS PROMULGATION AND/OR WITHOUT THE NEED OF SUCH IMPLEMENTING LEGISLATION.

THE TELECOM AND ANTITRUST BILL PRESENTS TELEVISA WITH CERTAIN CHALLENGES AND OPPORTUNITIES. WE WILL HAVE A BETTER UNDERSTANDING OF THE IMPACT OF THE BILL ONCE IT BECOMES EFFECTIVE AND THE IMPLEMENTING LEGISLATION IS KNOWN. IN THE MEANTIME, TELEVISA WILL CONTINUE TO INVEST IN THE PRODUCTION OF BEST-IN-CLASS CONTENT, AS IT HAS FOR OVER 60 YEARS, AND WILL CONTINUE TO ACTIVELY SEEK OPPORTUNITIES TO CONSOLIDATE THE CABLE AND TELECOMMUNICATIONS INDUSTRIES IN MEXICO.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THE FINANCIAL INSTITUTIONS THAT PERFORM FINANCIAL ANALYSIS ON THE SECURITIES OF GRUPO TELEVISA, S.A.B. ARE AS FOLLOWS:

INSTITUTION:

   BBVA BANCOMER
   CREDIT SUISSE
   GBM
   HSBC
   ITAÚ
   JPMORGAN
   MERRILL LYNCH
   MONEX
   MORGAN STANLEY
   NEW STREET RESEARCH
   SCOTIA CAPITAL
   UBS

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND SUBSIDIARIES (COLLECTIVELY, THE "GROUP"), FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012,  ARE UNAUDITED,  AND HAVE BEEN PREPARED IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY THE INTERNATIONAL ACCOUNTING STANDARD 34, INTERIM FINANCIAL REPORTING. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

 THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, AND INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH WERE APPLIED ON A CONSISTENT BASIS THROUGH MARCH 31, 2013, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

IN THE FIRST QUARTER OF 2013, THE GROUP RECOGNIZED THE PROVISIONS OF THE IAS 19, EMPLOYEE BENEFITS, AS AMENDED IN 2011, WHICH BECAME EFFECTIVE ON JANUARY 1, 2013. THE AMENDED IAS 19 ELIMINATES THE CORRIDOR APPROACH FOR THE RECOGNITION OF ACTUARIAL GAINS OR LOSSES, AND REQUIRES THE CALCULATION OF FINANCE COSTS ON A NET FUNDING BASIS. ALSO, THE AMENDED IAS 19 REQUIRES THE RECOGNITION OF PAST SERVICE COST AS AN EXPENSE AT THE EARLIER OF THE FOLLOWING DATES: (I) WHEN THE PLAN AMENDEMENT OR CURTAILMENT OCCURS; AND (II) WHEN THE ENTITY RECOGNIZES RELATED RESTRUCTURING COSTS OR TERMINATION BENEFITS. AS A RESULT OF THE ADOPTION OF THE AMENDED IAS 19, THE GROUP ADJUSTED A CONSOLIDATED UNAMORTIZED PAST SERVICE COST BALANCE IN THE AGGREGATE AMOUNT OF PS.102,902 IN CONSOLIDATED RETAINED EARNINGS AS OF JANUARY 1, 2013.

THESE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS WERE AUTHORIZED FOR ISSUANCE ON APRIL 17, 2013, BY THE GROUP’S CHIEF FINANCIAL OFFICER.

2. PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 CONSISTED OF:

	2013		2012
BUILDINGS	Ps.	8,349,245	Ps.	8,358,517
BUILDING IMPROVEMENTS		346,239		1,332,400
TECHNICAL EQUIPMENT		58,994,082		57,024,320
SATELLITE TRANSPONDERS		7,869,492		7,869,492
FURNITURE AND FIXTURES		737,877		724,747
TRANSPORTATION EQUIPMENT		2,236,420		2,222,488
COMPUTER EQUIPMENT		4,386,734		4,249,163
LEASEHOLD IMPROVEMENTS		1,445,342		1,438,472
		84,365,431		83,219,599
ACCUMULATED DEPRECIATION		(44,358,512)		(43,392,016)
		40,006,919		39,827,583
LAND		4,635,860		4,639,530
CONSTRUCTION AND PROJECTS IN PROGRESS		3,592,096		3,896,078
	Ps.	48,234,875	Ps.	48,363,191

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 WAS PS.2,121,970 AND PS.1,807,082, RESPECTIVELY.

DURING THE FIRST QUARTER OF 2013, THE GROUP INVESTED PS.2,247,328 IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES.

3. DEBT AND FINANCE LEASE OBLIGATIONS:

DEBT AND FINANCE LEASE OBLIGATIONS OUTSTANDING AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 WERE AS FOLLOWS:

	2013		2012
U.S. DOLLAR DEBT:
6% SENIOR NOTES DUE 2018 (A)	Ps.	6,135,614	Ps.	6,388,636
6.625% SENIOR NOTES DUE 2025 (A)		6,944,647		7,240,710
8.50% SENIOR NOTES DUE 2032 (A)		3,668,622		3,821,000
6.625% SENIOR NOTES DUE 2040 (A)		7,234,514		7,538,562
TOTAL U.S. DOLLAR DEBT		23,983,397		24,988,908
MEXICAN PESO BORROWINGS:
7.38% NOTES DUE 2020 (B)		9,946,514		9,944,750
8.49% SENIOR NOTES DUE 2037 (A)		4,482,478		4,482,297
BANK LOANS		8,586,856		8,586,064
BANK LOANS (SKY)		3,500,000		3,500,000
BANK LOANS (TVI)		1,466,570		1,489,400
TOTAL MEXICAN PESO DEBT		27,982,418		28,002,511
TOTAL DEBT (C)		51,965,815		52,991,419
LESS: SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT		419,760		375,000
LONG-TERM DEBT, NET OF CURRENT PORTION	Ps.	51,546,055	Ps.	52,616,419
FINANCE LEASE OBLIGATIONS:
SATELLITE TRANSPONDER LEASE OBLIGATION	Ps.	3,967,376	Ps.	4,132,365
OTHER		790,783		838,785
TOTAL FINANCE LEASE OBLIGATIONS		4,758,159		4,971,150
LESS: CURRENT PORTION		447,071		439,257
FINANCE LEASE OBLIGATIONS, NET OF CURRENT PORTION	Ps.	4,311,088	Ps.	4,531,893

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN CONTENT TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
INTEREST ON THESE NOTES (“CERTIFICADOS BURSÁTILES”) IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES DESIGNATED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN CONTENT, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

(C)	TOTAL DEBT IS PRESENTED NET OF UNAMORTIZED FINANCE COSTS AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, IN THE AGGREGATE AMOUNT OF PS.781,955 AND PS.797,981, RESPECTIVELY.

4. CONTINGENCIES:

 IN 2011, THE ADMINISTRATIVE TAX SYSTEM, OR SAT, OF THE MEXICAN MINISTRY OF FINANCE, DETERMINED A TAX ASSESSMENT AGAINST TELEVISA, S.A. DE C.V. (“TELEVISA”) IN THE AMOUNT OF PS.3,334,960 FOR ALLEGED WRONGFUL DEDUCTIONS OF LOSSES IN THE PAYMENT OF ITS INCOME TAX FOR THE YEAR 2005. THE DEDUCTION OF SUCH LOSSES RESULTED FROM THE EARLY LIQUIDATION OF CERTAIN DERIVATIVE FINANCIAL INSTRUMENTS ACQUIRED BY TELEVISA AS A RESULT OF THE PURCHASE OF COMTELVI, S. DE R.L. DE C.V. COMPLETED IN NOVEMBER 2005. TELEVISA FILED A CLAIM BEFORE THE FEDERAL TAX COURT SEEKING THE ANNULMENT OF THE TAX ASSESSMENT DETERMINED BY THE SAT. WITH THE APPROVAL OF THE SAT, ON APRIL 15, 2013 TELEVISA SUBMITTED A WITHDRAWAL OF SUCH CLAIM BEFORE THE FEDERAL TAX COURT, AND ON APRIL 16, 2013 IT PAID THE AMOUNT OF PESOS PS.343,254 TO THE SAT.  THE GROUP EXPECTS THAT SAT WILL DISMISS THE TAX ASSESSMENT AND WILL CLOSE THE TAX CREDIT PROCEEDING AGAINST TELEVISA.

THERE ARE VARIOUS OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE GROUP WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESSES. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS IS EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY´S MANAGEMENT IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5. EQUITY:

THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY IS PRESENTED AS FOLLOWS:

	MARCH 31, 2013		DECEMBER 31, 2012
NOMINAL	Ps.	2,494,410	Ps.	2,494,410
CUMULATIVE INFLATION ADJUSTMENT (A)		2,483,716		2,483,716
TOTAL CAPITAL STOCK	Ps.	4,978,126	Ps.	4,978,126
ADDITIONAL PAID-IN CAPITAL		15,889,819		15,889,819
RETAINED EARNINGS		51,020,325		42,312,762
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET		1,707,033		1,805,884
SHARES REPURCHASED		(13,029,771)		(13,103,223)
NET INCOME FOR THE PERIOD		1,069,667		8,760,637
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY	Ps.	61,635,199	Ps.	60,644,005

(A) ADJUSTMENT TO RECOGNIZE THE EFFECTS OF INFLATION IN CAPITAL STOCK THROUGH DECEMBER 31, 1997, DETERMINED BY APPLYING THE CHANGE IN THE MEXICAN NATIONAL CONSUMER PRICE INDEX BETWEEN THE DATES CAPITAL STOCK WAS CONTRIBUTED AT DECEMBER 31, 1997, THE DATE THROUGH WHICH THE MEXICAN ECONOMY WAS CONSIDERED HYPERINFLATIONARY UNDER THE GUIDELINES OF THE IFRS.

ON APRIL 27, 2012, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,097,800, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2012 IN THE AGGREGATE AMOUNT OF PS.1,002,692; AND (II) THE CANCELLATION OF 4,563.5 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF 39 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2009, 2010 AND 2011.

ON APRIL 2, 2013, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,084,192, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.002991452991 PER SHARE, NOT IN THE FORM OF A CPO, AND WILL BE PAID IN CASH IN MAY 2013.

AS OF MARCH 31, 2013, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	123,273,961,425	9,809,617,733	113,464,343,692
SERIES “B” SHARES	58,982,873,976	6,374,526,823	52,608,347,153
SERIES “D” SHARES	90,086,525,865	6,391,486,344	83,695,039,521
SERIES “L” SHARES	90,086,525,865	6,391,486,344	83,695,039,521
	362,429,887,131	28,967,117,244	333,462,769,887

 AS OF MARCH 31, 2013, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY AND THE COMPANY’S SHARES HELD BY A SPECIAL TRUST IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	-	-	-	PS.	-
HELD BY A COMPANY TRUST (2)	21,365,825,598	7,601,291,646	28,967,117,244		12,119,630
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		910,141
	21,365,825,598	7,601,291,646	28,967,117,244	PS.	13,029,771

(1)
DURING THE FIRST QUARTER, 2013 THE COMPANY DID NOT REPURCHASE ANY SHARES IN THE FORM OF CPOS. IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY IS RECOGNIZED AS A CHARGE TO EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY, AND ANY CANCELLATION OF SHARES REPURCHASED IS RECOGNIZED AS A REDUCTION OF THE COMPANY’S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

(2)
IN JUANARY 2013, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS, IN THE AMOUNT OF PS.34,920, IN CONNECTION WITH THE STOCK PURCHASE PLAN. ADDITIONALLY, DURING THE FIRST QUARTER, 2013, THE LONG-TERM RETENTION PLAN ACQUIRED 755,614,314 SHARES OF THE COMPANY, IN THE FORM OF 6,458,242 CPOS, IN THE AMOUNT OF PS.421,860.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND THE LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY A SHARE-BASED COMPENSATION EXPENSE OF PS.122,192 FOR THE FIRST QUARTER OF 2013, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE.

6. FINANCE (EXPENSE) INCOME:

FINANCE (EXPENSE) INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 INCLUDED:

	2013		2012
INTEREST EXPENSE	PS.	(1,104,522)	PS.	(1,084,553)
OTHER FINANCE EXPENSE, NET (1)		(84,181)		(117,558)
FINANCE EXPENSE		(1,188,703)		(1,202,111)
INTEREST INCOME (2)		301,860		283,910
FOREINGN EXCHANGE GAIN, NET		47,352		341,983
FINANCE INCOME		349,212		625,893
FINANCE EXPENSE, NET	PS.	(839,491)	PS.	(576,218)

(1)  OTHER FINANCE EXPENSE, NET, CONSISTED PRIMARILY OF LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS. IN THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012, THIS LINE ITEM INCLUDED CHANGES IN FAIR VALUE FROM AN EMBEDDED DERIVATIVE IN A HOST CONTRACT RELATED TO THE GROUP’S INVESTMENT IN CONVERTIBLE DEBENTURES ISSUED BY BMP IN THE AMOUNT OF PS.15,841 AND PS.78,991, RESPECTIVELY.

(2)   IN THE THREE MONTHS ENDED MARCH 2013 AND 2012, THIS LINE ITEM INCLUDED INTEREST INCOME FROM THE GROUP’S INVESTMENTS IN CONVERTIBLE DEBENTURES ISSUED BY BMP AND GSF IN THE AGGREGATE AMOUNT OF PS.52,131 AND PS.155,496, RESPECTIVELY. THE DEBENTURES ISSUED BY GSF WERE CONVERTED BY THE GROUP INTO SHARES OF CAPITAL STOCK OF GSF IN JUNE 2012.

7. DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, 2013 AND DECEMBER 31, 2012 WAS DERIVED FROM:

	2013		2012
ASSETS:
ACCRUED LIABILITIES	Ps.	528,921	Ps.	538,771
ALLOWANCE FOR DOUBTFUL ACCOUNTS		721,719		711,084
CUSTOMER ADVANCES		1,090,690		1,156,540
OTHER ITEMS		872,550		874,274
LIABILITIES:
INVENTORIES		(98,956)		(114,416)
PROPERTY, PLANT AND EQUIPMENT, NET		(740,106)		(749,531)
PREPAID EXPENSES AND TAX INTANGIBLE ASSET		(690,981)		(2,175,850)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		1,683,837		240,872
DEFERRED INCOME TAX OF FOREIGN SUBSIDIARIES		169,047		169,047
ASSETS TAX		922,151		903,484
FLAT RATE BUSINESS TAX		(239,515)		(239,515)
DEFERRED INCOME TAX ASSET, NET	Ps.	2,535,520	Ps.	1,073,888

THE EFECTS OF INCOME TAX PAYABLE AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, IN CONNECTION WITH THE 2010 MEXICAN TAX REFORM, ARE AS FOLLOWS:

	2013		2012
TAX LOSSES OF SUBSIDIARIES, NET	Ps.	389,245	Ps.	431,872
		389,245		431,872
LESS: CURRENT PORTION		53,158		59,801
NON-CURRENT PORTION	Ps.	336,087	Ps.	372,071

IN THE PERIOD FROM JANUARY 1 TO APRIL 17, 2013, THE GROUP MADE PAYMENTS TO THE MEXICAN TAX AUTHORITIES FOR INCOME TAXES PRIMARILY IN CONNECTION WITH (I) CURRENT INCOME TAXES COMPUTED ON A TAX CONSOLIDATED BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; (II) IETU (FLAT TAX) FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED DECEMBER 31, 2012; AND (III) AMOUNTS RESULTING FROM SETTLEMENTS MADE BY THE GROUP AND THE TAX AUTHORITIES FOR INCOME TAXES RELATED TO PRIOR YEARS, INCLUDING THE TAX PAYMENT MADE IN CONNECTION WITH THE MATTER DISCUSSED IN NOTE 4.

8. INFORMATION BY SEGMENTS AND SEASONALITY:

INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2013:
CONTENT	Ps.	6,348,054	Ps.	249,759	Ps.	6,098,295	Ps.	2,378,613
PUBLISHING		666,492		15,246		651,246		1,492
SKY		3,826,842		3,712		3,823,130		1,768,469
CABLE AND TELECOM		3,976,540		16,106		3,960,434		1,417,891
OTHER BUSINESSES		995,113		8,709		986,404		109,430
SEGMENT TOTALS		15,813,041		293,532		15,519,509		5,675,895
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(293,532)		(293,532)		-		(260,991)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,358,865)
CONSOLIDATED TOTAL BEFORE OTHER INCOME		15,519,509		-		15,519,509		3,056,039	(1)
OTHER INCOME, NET		-		-		-		334,220
CONSOLIDATED TOTAL	Ps.	15,519,509	Ps.	-	Ps.	15,519,509	Ps.	3,390,259	(2)

2012:
CONTENT	Ps.	. 6,470,122	Ps.	231,789	Ps.	6,238,333	Ps.	2,597,641
PUBLISHING		695,623		16,236		679,387		33,407
SKY		3,386,694		20,325		3,366,369		1,571,769
CABLE AND TELECOM		3,771,105		11,650		3,759,455		1,330,451
OTHER BUSINESSES		1,116,987		3,884		1,113,103		105,810
SEGMENT TOTALS		15,440,531		283,884		15,156,647		5,639,078
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(283,884)		(283,884)		-		(287,102)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,030,246)
CONSOLIDATED TOTAL BEFORE OTHER EXPENSE		15,156,647		-		15,156,647		3,321,730	(1)
OTHER EXPENSE, NET		-		-		-		(37,736)
CONSOLIDATED TOTAL	Ps.	15,156,647	Ps.	-	Ps.	15,156,647	Ps.	3,283,994	(2)

(1)	CONSOLIDATED TOTALS REPRESENTS INCOME BEFORE OTHER INCOME (EXPENSE).
(2)	CONSOLIDATED TOTALS REPRESENTS CONSOLIDATED OPERATING INCOME.

THE GROUP’S RESULTS OF OPERATIONS ARE SEASONAL. THE GROUP TYPICALLY RECOGNIZES A LARGE PERCENTAGE OF ITS CONSOLIDATED NET SALES (PRINCIPALLY ADVERTISING) IN THE FOURTH QUARTER IN CONNECTION WITH THE HOLIDAY SHOPPING SEASON. IN 2012 AND 2011, THE GROUP RECOGNIZED 28.6% AND 29.2%, RESPECTIVELY, OF ITS ANNUAL CONSOLIDATED NET SALES IN THE FOURTH QUARTER OF THE YEAR. THE GROUP’S COSTS, IN CONTRAST TO ITS REVENUES, ARE MORE EVENLY INCURRED THROUGHOUT THE YEAR AND GENERALLY DO NOT CORRELATE TO THE AMOUNT OF ADVERTISING SALES.

THE QUARTERLY NET INCOME ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY FOR THE FOUR QUARTERS ENDED MARCH 31, 2013 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
2ND / 12	Ps.	2,902,199	Ps.	1,396,277
3RD / 12		5,762,560		2,860,361
4TH / 12		8,760,637		2,998,077
1ST / 13		1,069,667		1,069,667

9. INVESTMENT IN JOINT VENTURE:

IN FEBRUARY 2013, THE GROUP MADE A CAPITAL CONTRIBUTION IN CONNECTION WITH ITS 50% JOINT INTEREST IN GSF IN THE AMOUNT OF PS.260,000.

10. OTHER TRANSACTIONS:

IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, MAINLY FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 REPLACED INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND STARTED SERVICE IN THE FOURTH QUARTER OF 2012. THIS LEASE AGREEMENT CONTEMPLATES A MONTHLY PAYMENT OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN THE FOURTH QUARTER OF 2012. IN OCTOBER 2012, THE GROUP RECOGNIZED THIS AGREEMENT AS A FINANCE LEASE OBLIGATION IN THE NET AMOUNT OF U.S.$326.3 MILLION (PS.4,192,955).

IN FEBRUARY 2012, THE GROUP EXCHANGED ITS 40.8% INTEREST IN LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, FOR A 14.5% EQUITY PARTICIPATION IN IMAGINA, A SIGNIFICANT PROVIDER OF CONTENT AND AUDIOVISUAL SERVICES FOR THE MEDIA AND ENTERTAINMENT INDUSTRY IN SPAIN. AS A RESULT OF THIS TRANSACTION, THE GROUP RECOGNIZED A PRE-TAX GAIN OF PS.24,854 IN THE CONSOLIDATED STATEMENT OF  INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2012, AND CLASSIFIED ITS INVESTMENT IN IMAGINA AS AN EQUITY FINANCIAL INSTRUMENT, WITH CHANGES IN RELATED FAIR VALUE RECOGNIZED AS OTHER COMPREHENSIVE INCOME OR LOSS.

IN MARCH 2013, THE GROUP RECEIVED U.S.$30 MILLION FROM UNIVISION RELATED TO THE RELEASE OF CERTAIN CARRIAGE RIGHTS WITH DIRECTV HELD BY THE GROUP IN THE UNITED STATES. THE GROUP RECOGNIZED THIS PAYMENT MADE BY UNIVISION AS A NON-RECURRENT OTHER INCOME IN THE CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2013.

IN THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012, ROYALTY REVENUE FROM UNIVISION AMOUNTED TO PS.721,544 AND PS.685,759, RESPECTIVELY.

- - - - - - - - - - - -

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
CONSOLIDATED
Final Printing
COMPANY NAME		MAIN ACTIVITIES	NUMBER OF SHARES	%OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
					ACQUISITION COST	BOOK VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	34,151,934	33.00	141,932	43,738
2	BROADCASTING MEDIA PARTNERS, INC.	PROMOTION AND/OR DEVELOPMENT OF ENTERTAINMENT COMPANIES	842,850	8.00	2,584,818	2,427,795
3	GSF TELECOM HOLDINGS, S.A.P.I. DE C.V.	PROMOTION AND/OR DEVELOPMENT OF TELECOM COMPANIES	150,000,000	50.00	18,998,057	18,114,460
4	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION AND DISTRIBUTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	858
5	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	5,780
6	ENDEMOL MEXICO, S.A. DE C.V.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	821
7	GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	54,667	657,286
8	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	834,818
9	OLLIN VFX, S.A. DE C.V.	TELEVISION AND CINEMA PRODUCTION	34	25.30	13,333	13,333
10	T&V S.A.S.	PRODUCTION AND COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
TOTAL INVESTMENT IN ASSOCIATES					22,892,609	22,099,201

CREDITS BREAKDOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
	(YES/NO)				YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANCO NACIONAL DE MÉXICO, S.A.	NO	4/20/2006	4/20/2016	8.74					2,100,000
BANCO SANTANDER, S.A.	NO	4/21/2006	4/21/2016	TIIE+24					1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NO	2/24/2011	2/21/2016	TIIE+1.90	200,070	66,690	266,760	744,250
BANCO SANTANDER, S.A.	NO	3/30/2011	3/30/2016	8.12					1,997,600
BBVA BANCOMER, S.A.	NO	3/30/2011	3/30/2016	8.095					2,497,000
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.40						399,200
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2021	9.06						798,400
BANCO NACIONAL DE MÉXICO, S.A.	NO	3/25/2011	3/23/2018	8.77						399,286
HSBC MÉXICO, S.A.	NO	3/28/2011	3/30/2018	TIIE+117.5					625,000	1,870,370
AF BANREGIO, S.A. DE C.V.	NO	10/4/2012	10/2/2017	TIIE+2.50	2,100	900	4,800	7,800	9,750	13,450
OTHER
TOTAL BANKS					202,170	67,590	271,560	752,050	8,629,350	3,480,706	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SENIOR NOTES	YES	5/9/2007	5/11/2037	8.93						4,482,478
SENIOR NOTES	NO	10/14/2010	10/1/2020	7.38						9,946,514
SENIOR NOTES	YES	5/6/2008	5/15/2018	6.31												6,135,614
SENIOR NOTES	YES	3/18/2005	3/18/2025	6.97												6,944,647
SENIOR NOTES	YES	3/11/2002	3/11/2032	8.94												3,668,622
SENIOR NOTES	YES	11/23/2009	1/15/2040	6.97												7,234,514
SECURED					0	0	0	0	0	14,428,992	0	0	0	0	0	23,983,397
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
GE CAPITAL CEF MÉXICO, S DE R.L. DE C.V.	NO	11/24/2009	4/1/2013		1,228
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	6/1/2009	8/1/2013		6,239
CSI LEASING MÉXICO, S. DE R.L. DE C.V.	NO	12/1/2011	12/1/2014		85,921	16,411	18,164	1,758
ACACIA FUND, S.A. DE C.V.	NO	7/6/2010	2/21/2014			150,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD	NO	8/1/2012	8/1/2030		163,972	0	78,371	72,865	68,378	242,125
INTELSAT GLOBAL SALES & MARKETING, LTD.	YES	10/1/2012	9/1/2027								118,845	41,079	171,997	184,981	198,946	3,251,528
IP MATRIX, S.A. DE C.V.	YES	11/1/2009	11/1/2015								9,970	3,406	14,061	7,914
TOTAL CURRENT AND NON-CURRENT LIABILITIES WITH COST					257,360	166,411	96,535	74,623	68,378	242,125	128,815	44,485	186,058	192,895	198,946	3,251,528

SUPPLIERS
VARIOUS	NO	4/1/2013	3/31/2014			5,066,540
VARIOUS	YES	4/1/2013	3/31/2014									3,887,498
TOTAL SUPPLIERS					0	5,066,540	0	0	0	0	0	3,887,498	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
VARIOUS	NO					22,337,342	38,138	23,827	2,875	237,865
TRANSMISSION RIGHTS	NO						230,075	77,700	53,982	151,488
CUSTOMER DEPOSITS AND ADVANCES	NO						769,301
2010 MEXICAN TAX REFORM	NO						61,603	29,409	23,240	221,835
DERIVATIVE FINANCIAL INSTRUMENTS	NO							11,479	145,816	253,240
VARIOUS	YES											1,152,427				90,797
TRANSMISSION RIGHTS	YES												808,002	327,869	237,632	221,423
OTHER CURRENT AND NON-CURRENT LIABILITIES					0	22,337,342	1,099,117	142,415	225,913	864,428	0	1,152,427	808,002	327,869	237,632	312,220

TOTAL					459,530	27,637,883	1,467,212	969,088	8,923,641	19,016,251	128,815	5,084,410	994,060	520,764	436,578	27,547,145

NOTES:

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$12.3406	PESOS PER U.S. DOLLAR

LIABILITIES OF TAXES ARE NOT INCLUDED PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF. 21050000 TAXES PAYABLE) OF PS.70,477 AND PS.1,053,157, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

BANK LOANS AND SENIOR NOTES ARE PRESENTED NET OF UNAMORTIZED FINANCE COSTS IN THE AGGREGATE AMOUNT OF PS.781,955.

MONETARY FOREIGN CURRENCY POSITION
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
(THOUSANDS OF PESOS)	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,322,822	28,665,017	138,517	1,709,383	30,374,400

CURRENT	1,017,822	12,560,534	138,517	1,709,383	14,269,917

NON-CURRENT	1,305,000	16,104,483	0	0	16,104,483

LIABILITIES POSITION	2,795,567	33,801,172	79,500	981,077	34,782,249

CURRENT	367,855	4,539,552	60,301	744,150	5,283,702

NON-CURRENT	2,427,712	29,261,620	19,199	236,927	29,498,547

NET BALANCE	(472,745)	(5,136,155)	59,017	728,306	(4,407,849)

NOTES:

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	12.3406	PESOS PER U.S. DOLLAR
	15.7564	PESOS PER EURO
	12.1405	PESOS PER CANADIAN DOLLAR
	2.4149	PESOS PER ARGENTINEAN PESO
	0.6494	PESOS PER URUGUAYAN PESO
	0.0260	PESOS PER CHILEAN PESO
	0.0067	PESOS PER COLOMBIAN PESO
	4.7482	PESOS PER PERUVIAN NUEVO SOL
	12.9227	PESOS PER SWISS FRANC
	1.9588	PESOS PER STRONG BOLIVAR
	6.1472	PESOS PER BRAZILIAN REAL
	18.6724	PESOS PER STERLING LIBRA
	1.9860	PESOS PER CHINESE YUAN

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2013, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

SALES DISTRIBUTION BY PRODUCT

TOTAL SALES
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(288,589)

CONTENT:
ADVERTISING		4,142,750			GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLÉ, S.A. DE C.V.
					TIENDAS CHEDRAUI, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
NETWORK SUBSCRIPTION REVENUE		705,755			MEGA CABLE, S.A. DE C.V.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					CABLEVISIÓN RED, S.A. DE C.V.
LICENSING AND SYNDICATIONS		150,959			VARIOUS

PUBLISHING:
MAGAZINE CIRCULATION	7,471	132,488		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				SKY VIEW MAGAZINE
				MUY INTERESANTE MAGAZINE
				ESPECIAL MUY INTERESANTE HISTORIAS MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
ADVERTISING		106,628			FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					FRABEL, S.A. DE C.V.
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					VOLKSWAGEN DE MÉXICO, S.A. DE C.V.
					MARY KAY COSMETICS DE MÉXICO, S.A. DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
OTHER INCOME		3,464			VARIOUS
SKY :
DTH BROADCAST SATELLITE		3,452,648		SKY	SUBSCRIBERS
PAY PER VIEW		44,761
CHANNEL COMMERCIALIZATION		70,509			WALT DISNEY STUDIOS SONY PICTURES RELEASING DE MÉXICO,
					S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		1,803,736		CABLEVISIÓN, CABLEMÁS Y TVI	SUBSCRIBERS
INTERNET SERVICES		887,853
SERVICE INSTALLATION		22,446
PAY PER VIEW		7,103
CHANNEL COMMERCIALIZATION		94,944			MULTILMEDIOS S.A. DE C.V.
					IMPRESORA Y EDITORIAL, S.A. DE C.V.
					EDITORIAL KINO, S.A. DE C.V.
					CASAS DE DESARROLLO Y PROMOCIÓN EN CANCUN, S.A. DE C.V.
TELEPHONY		546,664
TELECOMMUNICATIONS		545,417		BESTEL	SUBSCRIBERS
OTHER		21,095
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		48,620			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					TENEDORA DE CINES, S.A. DE C.V.
					EN PANTALLA PRODUCCIONES INTERNACIONALES, S.A. DE C.V.
SPECIAL EVENTS AND SHOW PROMOTION		238,891		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				IMPULSORA DEL DEPORTIVO NECAXA	FEDERACIÓN MEXICANA DE FÚTBOL, A.C.
				ESTADIO AZTECA	AFICIÓN FUTBOL, S.A. DE C.V.
GAMING		482,671		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		116,621			PEGASO PCS, S.A. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					OPTIMUM MEDIA DIRECTION DE MÉXICO, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					IPG MEDIA BRANDS COMMUNICATIONS, S.A. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION	1,947	37,292		HOLA MÉXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ENTREPRENEUR MAGAZINE	DEALERS
				MONSTER HIGH MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				RECETAS DE LAS MEJORES MARCAS MAGAZINE

EXPORT SALES
CONTENT:
ADVERTISING		29,235			CC MEDIOS Y COMUNICACIONES, C.A.
NETWORK SUBSCRIPTION REVENUE		165,185			GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					INTERESES EN EL ITSMO, S.A.

LICENSING AND SYNDICATIONS		1,118,499		TELEVISA	NETFLIX, INC
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN, C.A.
				TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	ELASTIC RIGHTS, S.L.
				TELEVISA	RCN TELEVISION, S.A.
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		25,217		CLUB AMÉRICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		12,849			NETFLIX, INC

INTERSEGMENT ELIMINATIONS		(2,174)

SALES OF SUBSIDIARIES ABROAD
CONTENT:
ADVERTISING		35,671			INITIATIVE MEDIA, INC.
					HORIZON MEDIA, INC.
					GROUP M MATRIX
PUBLISHING:
MAGAZINE CIRCULATION	12,138	231,422		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TÚ MAGAZINE
				BILINKEN MAGAZINE
				MUY INTERESANTE MAGAZINE
				CONDORITO MAGAZINE
ADVERTISING		192,490			MCCANN ERICKSON, N.Y.
					ESPACIOS, S.A.
					R.C.N. TELEVISION, S.A.
					MEDIACOM MIAMI
SKY:
DTH BROADCAST SATELLITE		258,924		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		47,282		BESTEL	SUBSCRIBERS
OTHER BUSINESS:
PUBLISHING DISTRIBUTION:	2,007	32,952		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				VOGUE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				HOLA MAGAZINE
				PUNTO Y MODA MAGAZINE
				EL FEDERAL MAGAZINE
				HELLO KITTY MAGAZINE
				ABC MAGAZINE
				MAESTROS DE LA ARQUITECTURA MAGAZINE
INTERSEGMENT ELIMINATIONS		(2,769)

TOTAL	23,563	15,519,509

ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTIC OF THE SHARES
CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE (PS.)	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	113,464,343,692	0	113,464,343,692	0	848,428	0
B	0.00000	0	52,608,347,153	0	52,608,347,153	0	405,948	0
D	0.00000	0	83,695,039,521	0	83,695,039,521	0	620,017	0
L	0.00000	0	83,695,039,521	0	0	83,695,039,521	620,017	0
TOTAL			333,462,769,887	0	249,767,730,366	83,695,039,521	2,494,410	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :							333,462,769,887

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED.  SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

11060060: AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.4,849,052 AND PS.4,462,348, RESPECTIVELY.

12080050: AS OF MARCH 31, 2013 AND DECEMBER 31, 2012, INCLUDES TRANSMISSION RIGHTS AND PROGRAMMING FOR PS.7,960,092 AND PS.6,435,609, RESPECTIVELY.

91000010: AT MARCH 31, 2013, DOESN´T INCLUDE TAX LIABILITIES IN FOREIGN CURRENCY FOR PS.70,477 (SEE ATTACHED BREAKDOWN OF CREDITS).

CUM40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

CUM40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

40180000: THIS INFORMATION IS RELATED TO EARNINGS PER CPO. THE CPOS ARE THE SECURITIES TRADED IN THE MEXICAN STOCK EXCHANGE.

40190000: THIS INFORMATION IS RELATED TO EARNINGS PER DILUTED CPO.

THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the first quarter of 2013, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until March 31st, 2013, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from January to March 2013, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, one "Coupon Swap" agreement through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of a coupon denominated in U.S. Dollars for a notional amount of U.S.$600,000,000.00 (Six Hundred Million Dollars 00/100) of the Bond maturing in 2040 for a coupon in Mexican Pesos for such notional amount in Pesos, expired. This instrument was entered in September 2012 and the flow was realized in January 2013, the date which such instrument expired.

2.
Also, during the quarter, three “Knock-out Option Calls” agreements through which Grupo Televisa, S.A.B. (“Televisa”) hedged against severe Mexican Peso depreciation for a notional amount of U.S.$52,500,000.00 (Fifty Two Million Five Hundred Thousand Dollars 00/100) by paying premiums, expired. These options were entered in December 2011, and expired with Televisa not exercising them in January and March 2013.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa, Corporación Novavisión, S. de R.L. de C.V. and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
March 31, 2013
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/Lines of Credit/Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)
Coupon Swaps (1)	Hedging	-	-	USD 600,000 6.625% / 6.5896%	-	1,138	Semiannual interest 2013	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(145,816)	(132,075)	Monthly interest 2013-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(253,240)	(219,511)	Monthly interest 2013-2018	Does not exist (6)
FX Options (1)	Hedging	USD 352,500	USD 352,500	USD 405,000	6,685	12,419	2013-2015	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps.1,300,000	TIIE 28 days / 5.032%	TIIE 28 days / 5.032%	(11,479)	1,443	Monthly Interest 2013-2016	Does not exist (6)
Forward (3)	Hedging	USD 8,000 / Ps.102,451	USD 8,000 / Ps.102,451	USD 3,000 / $39,804	(2,762)	(1,176)	2013	Does not exist (6)
				Total	(406,612)	(337,762)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisión Internacional, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of March 31, 2013, included in the relevant SIFIC, is as follows:

11060020	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	871
12080010	FINANCIAL DERIVATIVE INSTRUMENTS		5,814
21060020	FINANCIAL DERIVATIVE INSTRUMENTS		(2,762)
22050010	FINANCIAL DERIVATIVE INSTRUMENTS		(410,535)
		Ps.	(406,612)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the fourth quarter of 2012.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS..

/s/ EMILIO AZCÁRRAGA JEAN EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., APRIL 25, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 26, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel